November 30, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-24

QUATERRA ENTERS INTO MEMORANDUM OF UNDERSTANDING
WITH REVETT MINERALS INC.

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that it has entered into a Memorandum of Understanding (MOU) with Revett Minerals Inc. that could enhance each company’s business objectives.

The MOU may provide Quaterra with the opportunity to gain a foothold into Revett’s production and development stage silver-copper holdings in the U.S. Revett’s objective is to gain exposure to Quaterra’s pipeline of precious and base metal exploration projects in North America, including the MacArthur/Yerington copper project in Nevada, the Nieves silver property in Zacatecas, Mexico, and the Americas-Mirasol gold/silver property in Durango, Mexico.

Both companies stand to benefit from the core competencies of the other. Revett’s operating experience could be valuable in moving projects from final feasibility stage into production, while Quaterra’s management has a proven track record of advancing projects from grass roots exploration to the development stage. The companies may work together on a project-by-project basis, at a corporate level through cross shareholdings, or with some other transaction which may prove to be of mutual benefit.

“Revett’s operating experience and world-class Rock Creek deposit, in combination with Quaterra’s exploration focus and portfolio of early-stage projects, present an opportunity to unlock value for both companies,” said Tom Patton, President and CEO of Quaterra.

Said John Shanahan, President and CEO of Revett: “We are delighted with our strategic alliance with Quaterra as we believe that our skill sets complement each other and will allow us to fully realize the potential of each company’s assets.”

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

Revett Minerals, through its subsidiaries, owns and operates the currently producing Troy Mine and development-stage Rock Creek Project, both located in northwestern Montana, USA. The proven reserves at the Troy Mine and significant resources at the Rock Creek project will form the basis of our plan to become a solid mid-tier base and precious metals producer. Revett plans on expanding production through exploration in and around its current properties, as well as through targeted business combinations of advanced stage projects.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX-V and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.